Melissa Lottinger, CPC

Innovative, customer-oriented healthcare specialist with 23 years of experience concentrating in cardiology, radiology with wide-ranging experience in physician and hospital accounts receivable in short term and long term care. I have a strong background in quality assurance, claims analysis and management principles and practices. I am currently seeking a role as a coder/biller in a professional work environment that is team oriented.

Skills

- I have successfully worked with major insurance companies (including Medicare, Medicaid, Blue Cross and United Healthcare) in collecting revenue including appeals.
- I have worked closely with physicians and their staff to ensure the highest level of documentation for billing and coding purposes.

- I have excellent communication skills with my colleagues, patients, outside service industries, physicians and management maintaining professionalism through any form of interaction.
- I can think independently using critical thinking practices to obtain positive and reliable outcomes.
- I am not burdened by large tasks and choose to think of them as challenges that I can learn and grow from while successfully finding positive outcomes which also motivate my coworkers.

Experience

NOVEMBER 2016 – CURRENT

Certified Professional Coder / Willis Knighton Pierremont Cardiology, Shreveport, LA

Current responsibilities include coding patient information for pre-existing conditions, selecting the correct procedure codes for patient care by reading from physicians transcribed reports and office dictation, assigning proper most comprehensive diagnosis codes, entering charges in to practice management system, reviewing and editing clearinghouse rejections, posting payment remittances received from patients as well as all insurance companies, working denials and